EXHIBIT 5

FOR IMMEDIATE RELEASE	4 April 2012

WPP PLC (“WPP”)

Possible Worldwide agrees to acquire digital agency

Carnation Internet Tanácsadó Zrt in Hungary

WPP announces that its wholly-owned operating network Possible Worldwide, the global interactive marketing agency, has agreed to acquire all of the shares in Carnation Internet Tanácsadó Zrt in Hungary (“Carnation”).

Founded in 1997 and headquartered in Budapest, Carnation is a full-service digital marketing services agency with additional offices in Serbia, Austria and Romania, servicing a variety of clients throughout the Central and Eastern Europe region. The agency employs more than 75 people and major clients include Coca-Cola, MTV, Procter & Gamble, and Telenor.

Carnation’s consolidated unaudited revenues for the year ended 31 December 2011 were HUF 1,341 million with gross assets of HUF 1,431 million at the same date.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its digital capabilities in digital media. WPP’s digital revenues currently total around US$4.8 billion, representing over 30% of the Group’s total revenues of over US$16 billion. WPP has set a target of 35-40% of revenue derived from digital in the next five years.

WPP companies, including associates, employ almost 6,000 people across the CEE markets with revenues of approximately US $600 million, underlining its leading position in the marketing services sector in this important region.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204